

September 9, 2013

<u>Via E-mail</u>
Mr. Christian Charles Romandetti
President and Chief Executive Officer
First Choice Healthcare Solutions, Inc.
709 S. Harbor City Blvd., Suite 250
Melbourne, FL 32901

> RE: **First Choice Healthcare Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 0-53012**

Dear Mr. Romandetti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 11. Executive Compensation, page 34</u>

1. In future periodic reports, please ensure that your disclosure includes the information required by Items 402(n) and 402(o) of Regulation S-K. For example only, Item 402(n) of Regulation S-K requires that you include information regarding the last two fiscal years in the summary compensation table, and Item 402(o) of Regulation S-K requires that you include a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table.

<u>Note 1 – Organization, Business and Principles of Consolidation, page F-7</u>

2. We note that you acquired First Choice Medical Group of Brevard, LLC on April 2, 2012. Please clarify to us how you evaluated this acquisition in regard to the financial statement requirements of Rule 8-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jorge Bonilla, Staff Accountant at (202) 551-3414 with any questions on the financial statements or related matters. Please contact Beth Frohlichstein, Staff Attorney at (202) 551-3789 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief